FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               For August 20, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                     Form 20-F   X         Form 40-F
                               _____                  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                      No    X
                             _____               _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1. Press release dated August 15, 2003.

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                       (Registrant)



Date: August 20, 2003                       By: /s/ Hakan Ledin
                                                ------------------
                                            Name: Hakan Ledin
                                            Title: Chairman

                                                                          Item 1

                                     [MIC]



                      MILLICOM INTERNATIONAL CELLULAR S.A.


                                                           FOR IMMEDIATE RELEASE
                                                                 August 15, 2003


       MIC TAKES STEPS TO RETIRE $167 MILLION OF 11% SENIOR NOTES DUE 2006


New York, London and Luxembourg - August 15, 2003 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC) ("Millicom"), the global telecommunications investor, today announces that it has repurchased US$57 million of its 11% Senior Notes due 2006 (the "11% Notes") and will submit these notes to the Trustee for the 11% Notes for cancellation. The notes were offered to and purchased by Millicom in private transactions.

Millicom now plans to request the Trustee to select an additional US$110 million of the 11% Notes for redemption. The Trustee will then notify the holders of the 11% Notes accordingly.

Marc Beuls, President and CEO of Millicom International Cellular S.A. commented: "Millicom completed a Mandatory Exchangeable Bond offering on August 7, 2003 (the "Exchangeable Bond") and today Millicom has used part of the proceeds to retire high yield debt, following the repayment of its debt facility with Toronto Dominion Bank and the prepayment of interest for the Exchangeable Bond. These transactions are part of the ongoing process to reduce the cost of Millicom's debt."



This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Stabilisation/FSA.